
07051116

MMVI Irwin Financial CORP

Annual Report

3 Five-Year Selected Financial Data

4 Irwin Financial at a Glance

7 Shareholder Letter

19 Guiding Philosophy, Mission, and Strategy

24 Consolidated Balance Sheets

25 Consolidated Statements of Income

26 Long-Term Performance 2002–2006

27 Directors and Senior Officers


SEC MAIL PROCESSING
RECEIVED
APR 17 2007
WASH, D.C.
210
SECTION

Irwin Financial Corporation (www.irwinfinancial.com) is a bank holding company with a history tracing to 1871. The Corporation, through its principal lines of business, provides a broad range of financial services to small businesses and consumers in select markets in the United States and Canada.

(In thousands)	2006	2005	2004	2003	2002
For the year					
Net revenues from continuing ops	$ 266,959	$ 260,881	$ 283,994	$ 135,175	$ 158,118
Other operating expense from continuing ops	210,688	204,039	203,778	144,637	142,690
Net income from continuing ops	37,401	36,247	48,724	(4,141)	10,158
Net income including discontinued ops	1,727	18,987	68,445	72,817	53,328
Return on average equity from continuing ops	7.10%	7.50%	10.30%	(1.10)%	3.20%
Return on average assets from continuing ops	0.60	0.60	0.90	(0.10)	0.30
Dividend payout ratio	759.12	60.18	13.24	10.76	14.01
Common share data					
Earnings per share from continuing ops—diluted	$ 1.25	$ 1.26	$ 1.64	$ (0.15)	$ 0.38
Cash dividends	0.44	0.40	0.32	0.28	0.27
Book value	17.30	17.90	17.61	15.36	12.98
Market value at December 31,	22.63	21.42	28.39	31.40	16.50
At year end					
Assets	$ 6,237,958	$ 6,646,524	$ 5,235,820	$ 4,988,359	$ 4,910,392
Deposits	3,551,516	3,898,993	3,395,263	2,899,662	2,693,810
Loans held for sale	237,510	513,554	227,880	204,535	75,540
Loans and leases	5,238,193	4,477,943	3,440,689	3,147,094	2,798,006
Allowance for loan and lease losses	74,468	59,223	43,441	63,005	50,320
Collateralized debt	1,173,012	668,984	547,477	590,131	391,425
Other long-term debt[1]	233,889	270,160	270,172	270,184	30,070
Trust preferred securities[1]	—	—	—	—	233,000
Shareholders' equity	530,502	512,334	501,185	432,260	360,555
Total risk-based capital ratio	13.4%	13.1%	15.9%	15.1%	13.2%
Tier 1 leverage ratio	11.5	10.3	11.6	11.2	9.7
Averages					
Assets	$ 6,519,946	$ 6,012,264	$ 5,276,808	$ 5,187,135	$ 4,005,803
Equity	526,164	480,424	472,541	396,214	320,016
Shares outstanding—diluted	29,690	28,841	31,278	28,240	27,065

[1] Beginning in 2003, Trust Preferred Securities were reclassified into other long-term debt.

Our Strategy is to position the Corporation as an interrelated group of specialized financial services companies serving niche markets of small businesses and consumers while optimizing the productivity of our capital.

	Commercial Banking	Commercial Finance
Our Lines of Business	Provides commercial banking services to small businesses in select metropolitan markets in Midwest and Western states. Founded in 1871.	Provides loan and equipment lease financing to small businesses throughout the United States and Canada.
Strategy	Provides customers with highly personalized, flexible services through experienced local management and staff.	Specializes in high quality service to selected vendors of equipment and franchises of quick service restaurants based on expertise in their equipment type or business model.
Our Niche Focus	Focuses on serving the commercial and private banking needs of small businesses and their owners.	Targets under-served niches with a full range of equipment leasing, franchise, and professional practice financing solutions.
2006 Highlights	○ Record net income $30.9 million, a 13% increase over 2005 ○ Loan portfolio at $2.9 billion, an 8% increase over 2005 ○ Core deposits of $2.4 billion, a 4% decline year-over-year ○ 2006 charge-off rate of 0.13%, up slightly from 0.12% in 2005	○ Record net income of $12.6 million, a 70% increase over 2005 ○ Lease and loan portfolio totaled $1.1 billion at year end, a 29% increase ○ 2006 charge-off rate of 0.40%, down from 0.69% in 2005

Home Equity Lending

Originates and services high loan-to-value first and second mortgages nationwide.

Leverages expertise in credit underwriting and servicing to serve the financial needs of homeowners.

Originates, purchases, sells, and services prime and near-prime quality high loan-to-value first and second mortgages, including home equity lines of credit and fixed rate home equity loans principally through broker and correspondent partnerships.

- Net income of $1.5 million, compared to $2.3 million in 2005
- Loan originations of $1.0 billion, down 41% from 2005
- Managed portfolio increased by 7% to $1.7 billion at year end
- 2006 charge-off rate of 1.00%, up from 0.60% in 2005


Consolidated Net Income and ROE*
$ Millions
ROE %
45
30
15
0
15
10
5
0
2002
2003
2004
2005
2006
Net Income
Return on Equity
Est. Cost of Capital


Consolidated Loans and Leases
$ Billions
4.9
4.2
3.5
2.8
2.1
1.4
0.7
0
2002
2003
2004
2005
2006
Consolidated Portfolio
CAGR 17.0%


Consolidated Net Interest Income*
$ Millions
320
240
180
120
60
0
2002
2003
2004
2005
2006
Net Interest Income
CAGR 10.3%

* Data is for Continuing Operations

Irwin Financial's results in 2006 reflected a mix of three very different stories.

- The first, represented by our two lines of business serving small business customers—commercial banking and commercial finance—reflected good growth, continued good credit performance, and new highs in net income for both segments.
- The second, involving our home equity line of business, was disappointing with near break-even performance and a major restructuring of the business.
- The third was the divestiture of our conforming conventional first mortgage banking business.

Our short-term performance in 2006 took place in the context of a challenging environment for Irwin Financial that has persisted over the last several years. The extremely difficult conditions in the mortgage market that emerged after the collapse of the largest refinance boom in history earlier this decade have driven wrenching changes for the entire industry. Heightened regulatory requirements and increased volatility in many markets have created a need for improvements in our risk management systems commensurate with the changing environment. We have responded with a series of strategic decisions: exiting the conforming conventional first mortgage banking business; restructuring our home equity line of business; and investing significant resources in upgrading our risk management programs. These changes and investments take time to bear fruit. We are presently in a multi-year process to restore our bottom line performance to our targeted levels. We are keenly aware that returns to our shareholders have been below our peers, and we are committed to changing this. We believe the course we are on is the best path to creating long-term value for all our stakeholders.

Our financial results in 2006 were not acceptable. I believe, however, that we made significant progress on a number of key initiatives that should help us regain our footing and produce good improvements in earnings and return on equity. The two commercial segments have had results in the past few years that we believe represent their long-term potential. For the home equity business, 2007 will be a critical year in which we need to demonstrate that the difficult steps we took last year are getting traction and will have a lasting benefit to the bottom line. If we can achieve this, we believe that by 2008 we again should be meeting our long-term return targets. However, the timing and extent of the improvement will be affected by the conditions in the mortgage markets, which are currently experiencing significant volatility.

Commercial Banking

The first story of 2006 begins with our commercial banking line of business, which had a good year in total, although not in all areas. Net income of $30.9 million, a 12.7 percent increase, was a new record for this segment. While competitive conditions continue to be challenging, our western market expansions over the past several years have enabled us to grow the portfolio and revenues without taking undue risks. Since 2001, net income has compounded at an annualized rate of 28 percent.

Commercial Banking Net Income



$ Millions
30
25
20
15
10
5
0
2001
2002
2003
2004
2005
2006
CAGR 28%

We believe commercial banking remains positioned for significant growth in attractive markets over the next decade. We continue to see positive results from our people-led expansion strategy of hiring seasoned market leaders in attractive metropolitan markets where bank consolidations have caused disruption. In 2006, we opened commercial banking offices in Mesa, Arizona; Reno, Nevada; and Albuquerque, New Mexico.

Our loan growth slowed somewhat in 2006, but still expanded at a rate greater than underlying economic growth. Loans outstanding at the end of 2006 were $2.9 billion, an 8 percent annual increase. Deposit generation was one of our disappointments this year. In the context of a very competitive market and flat yield curve, deposits generated through this segment declined on a year-over-year basis, from $2.8 billion to $2.6 billion at the end of 2006. A significant portion of this decline came as we eliminated a relationship which, due to contractual changes, would have caused certain deposits to be classified as "brokered deposits." We replaced these funds with other wholesale sources with a similar cost, so there was minimal economic cost to this decision. Net interest margin was 4.12 percent in 2006. We expect to continue to see a healthy margin in 2007.

Credit quality continues to be a strength for commercial banking. We believe this good result is closely tied to our geographic diversification and "local market" focus that provides us the ability to know our customers very well. Thirty-day and greater delinquencies ended the year at 0.13 percent, up modestly from 0.12 percent a year earlier. Non-performing assets ended the year at $19 million, a 31 percent decline from the end of 2005.

Commercial Finance

Our commercial finance line of business is another bright spot. It reached $1.1 billion in assets this year, an important milestone for a company that was a start-up in 2000. This line of business is doing very well, setting a new record annual income at $12.6 million, a 70 percent increase for the year and exceeding our target rates of return. While results in 2006 were supported by unusually good credit performance, we made strides in other areas that bode well for future growth.

In 2006, we expanded our product lines by entering into professional practice financing and technology leasing to middle and upper middle market companies. We expanded our SBA lending capabilities by extending the Preferred Lender status we have in commercial banking into this segment. We were named as a preferred lender for Sonic Drive-In's retrofit program and selected as a leasing company of choice for United Rentals on a North American basis. These initiatives and continued expansion of our sales force in the franchise and small-ticket leasing markets helped us increase our portfolio by $239 million, or 29 percent in 2006.

Commercial Finance Portfolio


$ Millions
+29%
1000
800
600
400
200
0
2001
2002
2003
2004
2005
2006
Small Ticket
Franchise

Credit quality in this portfolio is strong. Net charge-offs totaled 0.40 percent of the average loan and lease portfolio for the year, down from 0.69 percent in 2005. Thirty-day and greater delinquencies totaled 0.60 percent at the end of 2006, down modestly from 0.66 percent a year earlier. Non-performing assets of $5 million ended the year up $2 million from the end of 2005.

The combined portfolios of our two commercial segments (commercial banking and commercial finance) grew 13 percent for the year. We anticipate good growth in 2007, reflecting our recent branch and product line expansions. The commercial portfolios now account for approximately 75 percent of our total loan and lease portfolio. Over the near term, we think this is about the right weighting to our commercial portfolios and, as such, the majority of our incremental capital allocation will be going to these two segments in 2007.

Home Equity Lending

The second story of 2006 was the near break-even performance of our home equity line of business and the major restructuring of the business we undertook to improve its performance in the long term.

We started our home equity segment in 1995 as a high loan-to-value second mortgage lender. Twelve years ago, "high loan-to-value" was considered any mortgage loan with a loan-to-value (LTV) ratio in excess of 80 percent. By hiring the bulk of our initial senior management and staff with experience in both mortgage lending and credit cards, we combined the best of both of those industries and found a profitable niche. Since then, others in the mortgage market recognized the opportunity. Today, first and second mortgage loans at LTV ratios of 100 percent are commonplace. Given our initial experiences, we began testing mortgage products in 1997 with loan-to-value ratios of up to 125 percent. Our theory was that if customers were underwritten as if they were unsecured (analogous to the credit card business), but had an incentive to repay our debt before their credit cards due to our application of a mortgage lien, our credit quality would be better than that of unsecured debt. This has been true, and including a recent increase in delinquencies and losses, still is. We face a number of challenges with this strategy: the discipline of intensive credit evaluation is expensive; our credit systems and resources are a relatively fixed cost; and, as a result, we need a good amount of volume to maintain attractive margins.

In the last few years, some of the forces impacting the conforming, conventional first mortgage business have begun affecting the second mortgage sector as well. While not a commodity (due in large part to the credit risk typically retained by lenders), the high loan-to-value second mortgage product has become more prevalent and customers have become more price sensitive. In this environment, we found that our direct-to-consumer channel was doing too little volume and was not able to charge for the amount of product counseling our customers need.

As a result, in 2006, we focused our attention on several significant steps to reposition our home equity line of business to be successful in the new environment:

- A significant downsizing and restructuring of our direct-to-consumer channel to reduce its cost structure;
- Increased focus and attention on production in our more profitable broker and correspondent channels;
- A change in the senior management team to focus more on process efficiency to improve our cost structure; and
- An expansion of our high loan-to-value first mortgages, in an effort to increase our share of the market (and leverage our cost structure) in our dealings with brokers and correspondents.

It is important to note that in offering high loan-to-value first mortgages along with our seconds, we are not getting back into the same mortgage banking business we just sold. We believe the conforming conventional first mortgage business has become commoditized, making it a better fit for larger players with scale advantages. Our home equity segment's new focus in first mortgages is on higher loan-to-value first lien loans to customers who might in the past have naturally come to us for their second mortgage loan. We are not making these loans to sub-prime borrowers; our average FICO score on high LTV first mortgages is above 700. (FICO is a credit score used in the banking industry that is predictive of future credit quality with a potential high score of 850 and a potential low score of 300.) We are simply going upstream one step and offering to make the customer a first mortgage loan as well. We think our credit quality will be maintained as we are stepping in the shoes of the mortgage holder who would have been in front of us had we made only the second mortgage loan. By doing so, we believe we will meaningfully increase our volumes, improve our costs per funded loans, and improve profitability.

As noted above, this kind of restructuring of a business unit's strategy takes time to bear fruit. In the rapidly declining mortgage market, we have been swimming against the tide in making these changes. Loan originations totaled $1.0 billion, down 41 percent from 2005. The bulk of that decline reflected the decision to downsize the direct-to-consumer channel. More recently, volume trends have been in the right direction as broker and correspondent production is increasing, helping to offset lower volume in the direct-to-consumer channel, but bottom line results in 2006 in this line of business were disappointing. For the year, net income totaled $1.5 million, compared to $2.3 million in 2005.

Credit quality has slipped a bit, but it is not yet worrisome. Thirty-day and greater delinquencies ended the year at 3.16 percent, up slightly from 3.04 percent at the end of 2005. We increased our reserves to 2.63 percent of our portfolio at year end, compared to 2.40 percent a year earlier.

We believe we have made the difficult changes necessary to put this line of business back on the path to profitable growth. We now need to increase production, while keeping credit losses in a comfortable range. If we can achieve our volume goals, we expect our home equity business to be a better contributor in 2007 and currently expect that this line of business will return to our target levels of profitability in 2008.

The Sale of Irwin Mortgage

The third story of 2006 was our decision to exit the conforming conventional first mortgage banking business, having concluded that it was no longer a good fit for our strategy in the long term. This segment lost $36 million in 2006, the bulk of which was related to disposal costs, including direct costs of the sale, valuation adjustments, retention compensation, and severance payments. With the substantial completion of the sale of the segment's activities, but with certain remaining obligations in this segment, we expect a small loss from Discontinued Operations in 2007.

Consistent with the key concept of embracing change rather than fearing it from one of our core values, we made this difficult decision understanding it had high short-term costs, both in human and financial terms, in order to move the Corporation forward in the long run. Looking back 25 years, we are unequivocally glad we purchased Irwin Mortgage in 1981. I think the ownership of the mortgage bank left two valuable marks on this Corporation:

- First, being in this line of business caused us to develop the mindset, resources, and managerial experiences that have enabled us to expand beyond our Indiana roots. Irwin Mortgage began its national expansion in the mid-1980s and ever since, Irwin Financial has been expanding its footprint beyond the boundaries of our home state. The experiences we gained managing geographically remote sales forces, underwriters, operations, and servicing offices during that period have been invaluable as we have expanded the national and Canadian focus of our business over the past decade.

Second, Irwin Mortgage generated a tremendous amount of non-dilutive capital. Mortgage banking is inherently a transactional business, where we originate and sell loans and get paid for the short-term use of our balance sheet while loans are held until sale. This business of originating and selling loans is not capital intensive. (In contrast, holding mortgage servicing rights—a different aspect of mortgage banking—is capital intensive.) Over the years, the bulk of Irwin Mortgage's earnings were able to be redeployed to support the growth of other, more predictable portfolios. In the 25 years of our ownership, Irwin Mortgage earned over $300 million for the Corporation. Over the past ten years—including 2005 and 2006 when we recorded meaningful losses—it added approximately $215 million to the Corporation's capital.

1997-2006
Cumulative Earnings
Irwin Mortgage



$ Thousands
250,000
200,000
150,000
100,000
50,000
0
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Looking Ahead

That 25-year history of generating capital notwithstanding, our decision to sell Irwin Mortgage was based on the strategic premise that the industry had permanently changed such that the segment was no longer a good fit for Irwin Financial.

As a bank with a wide variety of products and several channels, we believe our lines of business play different roles in creating value for our shareholders. Some businesses, like commercial banking and commercial finance, are valued as they add future franchise value, but are capital intensive. In contrast, our home equity segment turns its balance sheet more rapidly and builds less franchise value, but has the potential to create internally generated capital in excess of its growth needs. We believe a balance of both types of business are important over the long term.

As we enter 2007, our job is fairly straightforward:

1. First, we need to continue growing our earnings in the two commercial lines of business, while increasing our deposits and maintaining credit quality.

2. Second, we need to return the home equity line of business to regular and growing profitability to the point where it can be relied upon as a meaningful contributor to the Corporation's net income and can be used as a source of internally generated capital.

3. Third, we need to focus our process improvement efforts on enhancing our risk management systems.

If we meet our first two goals in 2007, we should be able to report net income substantially better than in 2006, although still below our long-term goals. We believe that continued growth in the commercial lines of business, combined with a return over time to greater profitability in home equity, will enable us to achieve both our financial goals of double-digit earnings growth and a return in excess of the cost of capital in 2008.

Our third goal is as important to our long-term success as providing value for our customers and cost effectiveness. In a rapidly growing organization, it is imperative that a bank of our scale and complexity have state-of-the-art credit, interest rate, and operational risk management systems. We have traditionally focused on the first two (credit and interest rate risks). In recent years, we have managed credit risk well. Our concerns over our ability to manage the interest rate risk inherent in mortgage servicing rights was a factor in our decision to exit the conforming conventional first mortgage banking business. This year, our senior managers and I are focused on improving our management of operational risk and, more broadly, making the ownership and management of all risk types an enterprise-wide focus and responsibility. This enterprise-wide approach is becoming the expected norm for world-class banks and will be a requirement if we are to expand in the future. We will not see an immediate positive effect of our efforts in our bottom line in 2007 (in fact, we will incur some additional costs to enhance our systems), but we expect to see benefits down the road as we get better at avoiding potential costly problems, allowing us to focus on opportunities to improve revenues and gain other efficiencies.

People

In early November, we announced that Tim Solso, a Director since 1993, would be leaving the Irwin Financial Corporation Board of Directors at the end of 2006. Tim, Chairman and CEO of Cummins Inc., stepped down to resolve potential governance issues created by his and my service on each other's Board of Directors. Tim's insight and guidance was invaluable for the Board and for our senior management team. He has been an important contributor to our growth and development over the past 13 years. His leadership and wisdom will be missed.

Although Tim's departure is a loss, we are pleased that Dayton H. Molendorp will serve the remainder of Tim's term, which expires in 2008. Dayton is the Chairman, President, and CEO of OneAmerica Financial Partners, Inc., headquartered in Indianapolis, IN. Dayton has more than 32 years of experience in the insurance and financial services industry. Irwin Financial is very pleased to welcome Dayton to our Board of Directors. His business acumen, experience, expertise in risk management, and broad knowledge of the financial services industry will enhance our Board.

Our people are our greatest asset, from the Board of Directors to each individual employee. Our 1,500 employees are hard working, trustworthy, and dedicated to serving customers with integrity and professionalism. I am grateful for the hard work by our people this difficult year. They continue to demonstrate and exemplify the core values of our Guiding Philosophy as they strive to **create superior value**, balance relationships with **all our stakeholders**, value a **dedication to service**, **treat others as we would want to be treated**, maintain a **long-term orientation**, and pursue the **highest standards**.

In 2006, we were twice recognized as an employer of choice: Irwin Union Bank was named by the Indiana Chamber of Commerce as one of the "Best Places to Work in Indiana" (and recently named again for 2007) and Irwin Financial (the parent company) was recognized by HR Solutions, Inc. for receiving the "Second Highest Overall Job Satisfaction Score" among companies participating in the 2005 Employee Opinion Survey. While there are many improvements we can still make, these awards are nice validations that we are going in the right direction. I take this opportunity to say thank you to all the people who make this a great place to work.

Common Stock

Our stock began 2006 at $21.42 and ended the year at $22.63. This produced a gain of 8 percent, inclusive of our $0.44 per share dividend, compared to the total returns from the Russell 2000 and Russell 2000 Financial Services indices of 18 percent and 19 percent, respectively.

The following graph compares the total cumulative return for (i) the common stock of Irwin Financial, (ii) the Russell 2000 Index, and (iii) the Russell 2000 Financial Services Sector Index, from January 1 to December 31 in each of the past five years. It assumes a $100 investment on January 1, 2002 in each of the Corporation's common stock and the Russell 2000 and Russell 2000 Financial Services Sector indices and the reinvestment of dividends.

Five-Year Cumulative Total Return


$250
$200
$150
$100
$50
0

	1/1/02	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Irwin Financial	**100**	**99**	**190**	**174**	**134**	**144**
Russell 2000	100	80	117	139	145	172
Russell 2000 Financial Services Sector	**100**	**103**	**145**	**175**	**179**	**214**

**The Corporation is included in both the Russell 2000 and Russell 2000 Financial Services indices.*

While the recent results for our stock do not meet our long-term aspirations for share price increases, we believe the organizational changes we are implementing to make our earnings more predictable and stronger will translate into improved stock price performance.

During 2006, our Board authorized management to begin a share repurchase program, contingent on the completion of the sale of Irwin Mortgage. It was our intention to retain approximately half the capital freed up from the sale for future growth of the two commercial lines of business and to use the remainder for share repurchases over several quarters (an amount originally estimated at $50 million). We began those repurchases late in the fourth quarter. Due to a variety of factors (which we describe in more detail in our report on Form 10-K), the amount of capital we have in excess of our Policy targets after the disposition of Irwin Mortgage is less than we thought it might be. As a result, the pace of the repurchase is likely to be slower than we had anticipated at the time of original authorization, and we are unlikely to use the remainder of the authorization during 2007.

We believe it is important to balance a sufficient capital buffer to support future growth with efforts to return capital to shareholders when we do not have opportunities for near-term redeployment at market rates of return. Our forward-growth plans suggest that we can return to levels of attractive return on capital in 2008 through the growth of our commercial portfolios and improvements in results at the home equity line of business. Given the less than satisfactory return our shareholders have received in recent years, however, we intend to seek a balance in channeling capital to support the growth in these portfolios with attention to share repurchases. During the first quarter of 2007, we were again repurchasing shares and will continue to do so at a measured pace as long as we believe they are appropriately priced as compared to book value and future growth opportunities.

Annual Meeting

We invite all shareholders to attend our Annual Meeting to be held at 4:00 pm EDT on Wednesday, May 9, 2007. Our meeting will be held at YES Cinema at 280 Commons Mall in Columbus, Indiana (corner of 4th and Jackson Streets, one block south of the Irwin headquarters). The meeting slides and audio presentations will also be available through our investor relations portion of our website at www.irwinfinancial.com. We hope you can join us.

Will Miller

Will Miller



Guiding Philosophy: What We Believe

Our Guiding Philosophy is our system of fundamental beliefs and principles about business. Our statement of corporate philosophy attempts to capture the essence of these principles in a single sentence:

We believe the purpose of our business is to create superior value for all of our stakeholders through a dedication to service, treating others as we would want to be treated, a long-term orientation, and the pursuit of the highest standards.

Throughout the Corporation, we use a collection of statements concerning what we believe about people, business, organizations and life—which we call our Core Values and Beliefs—to explain the six central concepts of this philosophy and to influence our decision making. These are not rules that always apply to every situation. Rather, they are principles that are often helpful in deciding what course of action is most consistent with our corporate values.

Sometimes we face dilemmas when two or more of these principles are in conflict. In these cases, it is important to remember that principled decision making in the real world always requires judgment. The following is a very brief summary of our Core Values and Beliefs.

- Our purpose is to **create superior value**, which means meeting the evolving needs of people, both individually and in groups, better than other organizations like us.
- We must do this **for all our stakeholders** (customers, employees, shareholders, suppliers, communities, and society as a whole) in an appropriate balance and while improving the tradeoffs between and among our stakeholders' interests over time.
- We value a **dedication to service** as shown by the characteristics of placing service to others above self-interest and of demonstrating a genuine customer focus.
- We believe in **treating others as we would want to be treated** by showing respect for all individuals, pursuing a cooperative approach in our dealings with others, remembering the importance of our people and their diverse skills in everything we do, and having fun as we work.
- Our **long-term orientation** causes us to embrace change rather than fear it, to commit ourselves to lifelong learning, and to balance self-confidence with humility.
- We pursue the **highest standards** in everything we do, including a commitment to honesty and integrity, honorable competition, management by fact, proactive management of enterprise risk, continuous improvement, and planning. We take responsibility and are accountable for our actions.

Mission: What We Want To Be

In the context of our Guiding Philosophy, we have developed a Mission statement for Irwin Financial as a whole:

Irwin Financial's Mission is to be the best financial services company, through ethics and excellence, today and tomorrow.

We believe it is important to note how our Mission aligns with our Guiding Philosophy. We think ethical decision making and excellent performance must exist hand in hand in order for our business to create value for our stakeholders, in an appropriate balance, over the long term. Neither our statement of corporate philosophy nor our Mission statement accurately describes present reality. We do not pretend that everyone in our Corporation behaves consistently with all these values all the time or that we have achieved our Mission. As an organization of human beings, we are certainly not perfect. Our recent financial performance has not been excellent. Nonetheless, believing in principles, having high aspirations, and critically assessing our behavior against both remains important. These are our beliefs about how we ought to behave, how we intend to behave, and what we aspire to be. They act as important standards to which we hold ourselves when assessing our own performance.

Strategy: What We Want To Do

Strategy is the sum of our decisions about what we will do to achieve our Mission given the environment in which we operate. Much more so than the Guiding Philosophy or Mission, Strategy is influenced by external factors.

Our Strategy is to position the Corporation as an interrelated group of specialized financial services companies serving niche markets of small businesses and consumers while optimizing the productivity of our capital.

The three principal components of our Strategy are explained in further detail below:

○ **An interrelated group...**

We organize our activities into lines of business, each of which serves a distinct set of customers. Each line of business has its own management team, income statement, balance sheet, and equity base. We set individual performance targets, normally on the basis of risk management, return on equity, and growth over time. Our structure allows the senior management of each line of business to focus their efforts on understanding their customers and meeting the needs of the markets they serve. We believe this approach promotes creativity, responsiveness, motivation, and accountability among the managers of each segment. At the same time, the parent company works actively to add value to these lines of business through directly influencing these management teams, exploiting interrelationships, providing certain central services, managing consolidated risks, and making decisions to enter, exit, or restructure lines of business.

...of specialized financial services companies serving niche markets of small businesses and consumers...

Our lines of business focus on the provision of financial services to selected segments of small business customers and consumers. These niches are chosen on the basis of our ability to create value through service and to get paid for doing so. By differentiating our products and services to these customer groups, we seek to earn a higher rate of return than is available by offering commoditized financial services. We conceive of each of our lines of business as a specialized financial services company.

Our three lines of business are: commercial banking in selected markets with a focus on providing financial services to small businesses, their owners, and professionals; small ticket commercial equipment finance and franchise financing; and home equity lending to prime and near-prime homeowners.

...while optimizing the productivity of our capital.

As a bank holding company, Irwin Financial is strictly regulated with a focus on various ratios of capital to assets, primarily for the consolidated Corporation and our two bank charters through which our lines of business operate. As such, the size of our capital accounts limits the amount of risk we can assume if we are to maintain an adequate cushion above the minimum regulatory capital standards. Accordingly, our Strategy seeks to balance well-controlled, profitable growth between products and activities that are capital intensive and those that produce additional revenues and profits with less capital intensity. We call this approach "optimizing the productivity of our capital" because we believe it can produce a stronger, larger stream of revenues and profits from a given capital base than a strategy focused principally on asset growth.

The environment in which we compete changes constantly. Customer needs and expectations evolve in new directions. Former competitors disappear and new ones emerge. The regulatory, economic, technological, and political climates in which we operate vary with time. Therefore, Strategy must be a dynamic process that is responsive to our environment. We review our strategic direction periodically to refine it or change it if necessary. In this way, we hope to remain flexible enough to continue to prosper and grow for decades to come. The path described above continues to help us ensure that our decision making aligns with what we want to do, with what we want to be, and ultimately with what we believe.



	Unaudited. (For audited statements, see the Corporation's Form 10-K.) (In Thousands, except for shares)	December 31, 2006	December 31, 2005
Assets	Cash and cash equivalents	$ 145,765	$ 155,417
	Interest-bearing deposits with financial institutions	53,106	44,430
	Residual interests	10,320	22,116
	Investment securities held-to-maturity (Fair value: $17,893 and $17,031 at December 31, 2006 and 2005)	18,066	17,046
	Investment securities available-for-sale	110,364	100,296
	Loans held for sale	237,510	513,554
	Loans and leases, net of unearned income	5,238,193	4,477,943
	Less: Allowance for loan and lease losses	(74,468)	(59,223)
		5,163,725	4,418,720
	Servicing assets	31,949	34,445
	Accounts receivable	208,585	111,633
	Accrued interest receivable	26,470	23,936
	Premises and equipment	36,211	29,721
	Other assets	139,314	86,572
	Assets held for sale	56,573	1,088,638
	Total assets	$ 6,237,958	$ 6,646,524
Liabilities and *Shareholders' Equity*	Deposits		
	Noninterest-bearing	$ 687,626	$ 754,778
	Interest-bearing	1,756,109	1,921,369
	Certificates of deposit over $100,000	1,107,781	1,222,846
		3,551,516	3,898,993
	Short-term borrowings	602,443	997,444
	Collateralized debt	1,173,012	668,984
	Other long-term debt	233,889	270,160
	Other liabilities	146,596	210,773
	Liabilities held for sale	—	87,836
	Total liabilities	5,707,456	6,134,190
	Commitments and contingencies		
	Shareholders' equity		
	Non cumulative perpetual preferred stock, no par value—15,000 shares authorized and issued	14,518	—
	Common stock, no par value—authorized 40,000,000 shares; issued 29,879,773 shares and 29,612,080 as of December 31, 2006 and 2005; 143,543 and 993,643 shares in treasury as of December 31, 2006 and 2005	116,192	112,000
	Additional paid-in capital	1,583	—
	Deferred compensation	—	(759)
	Accumulated other comprehensive income, net of deferred income tax benefit of $4,813 and liability of $71 as of December 31, 2006 and 2005	(4,364)	3,448
	Retained earnings	405,835	418,784
		533,764	533,473
	Less treasury stock, at cost	(3,262)	(21,139)
	Total shareholders' equity	530,502	512,334
	Total liabilities and shareholders' equity	$ 6,237,958	$ 6,646,524

Irwin Financial Corporation
Consolidated Statements of Income

	Unaudited. (For audited statements, see the Corporation's Form 10-K.) (In Thousands, except for shares)	For the Year Ended December 31, 2006	2005	2004
Interest income	Loans and leases	$ 435,952	$ 312,034	$ 245,615
	Loans held for sale	34,372	43,540	30,759
	Residual interests	1,536	6,948	12,509
	Investment securities	8,741	7,629	5,330
	Federal funds sold	1,527	387	173
	Total interest income	482,128	370,538	294,386
Interest expense	Deposits	132,221	83,861	44,487
	Short-term borrowings	19,482	9,521	3,765
	Collateralized debt	53,720	25,587	15,259
	Other long-term debt	19,266	20,102	17,861
	Total interest expense	224,689	139,071	81,372
	Net interest income	257,439	231,467	213,014
	Provision for loan and lease losses	35,101	27,307	14,473
	Net interest income after provision for loan and lease losses	222,338	204,160	198,541
Other income	Loan servicing fees	32,844	39,678	32,057
	Amortization of servicing assets	(21,027)	(31,014)	(21,422)
	Recovery (impairment) of servicing assets	646	891	1,729
	Net loan administration income (loss)	12,463	9,555	12,364
	Gain from sales of loans	1,766	22,860	33,741
	Trading gains (loss)	1,282	3,105	25,209
	Derivative (losses) gains, net	3,820	(2,100)	(2,247)
	Other	25,290	23,301	16,386
	Total other income	44,621	56,721	85,453
Other expense	Salaries	107,864	110,463	117,034
	Pension and other employee benefits	27,602	25,812	23,877
	Office expense	9,130	8,587	7,694
	Premises and equipment	22,748	21,286	21,290
	Marketing and development	3,041	4,373	5,183
	Professional fees	10,738	10,414	11,141
	Other	29,565	23,104	17,559
	Total other expense	210,688	204,039	203,778
	Income before income taxes from continuing operations	56,271	56,842	80,216
	Provision for income taxes	18,870	20,595	31,492
	Net income from continuing operations	37,401	36,247	48,724
	Loss from discontinued operations, net of $23,832, $11,613 tax income benefit and $14,240 income tax liability, respectively	(35,674)	(17,260)	19,721
	Net income	$ 1,727	$ 18,987	$ 68,445
Earnings per share from continuing operations	Basic (from continuing operations)	$ 1.27	$ 1.27	$ 1.72
	Diluted (from continuing operations)	$ 1.25	$ 1.26	$ 1.64
Earnings per share	Basic	$ 0.06	$ 0.67	$ 2.42
	Diluted	$ 0.05	$ 0.66	$ 2.27
	Dividends per share	$ 0.44	$ 0.40	$ 0.32

Total Net Revenues*

$ Millions


2002 158.1
2003 135.2
2004 284.0
2005 260.9
2006 267.0

Net Income*

$ Millions


2002 10.2
-4.1 2003
2004 48.7
2005 36.2
2006 37.4

Return on Average Equity*

Percent


2002 3.2
-1.1 2003
2004 10.3
2005 7.5
2006 7.1

* Data is for Continuing Operations

Directors

Sally A. Dean
Retired Senior Vice President
Dillon, Read and Co. Inc.
(now part of UBS)

David W. Goodrich
Retired President and
Chief Executive Officer
Central Indiana Corporate Partnership

R. David Hoover
Chairman, President and
Chief Executive Officer
Ball Corporation

William H. Kling
President and Chief Executive Officer
American Public Media Group

Brenda J. Lauderback
Former President
Retail and Wholesale Group
Nine West Group, Inc.

John C. McGinty, Jr.
President
Peregrine Associates, Inc.

Dayton H. Molendorp
(Appointed 2.15.07)
Chairman, President and
Chief Executive Officer
OneAmerica Financial Partners, Inc.

William I. Miller
Chairman and Chief Executive Officer
Irwin Financial Corporation

Lance R. Odden
Managing Partner
New Provident Asset Management

Theodore M. Solso
(Stepped down 12.31.06)
Chairman and Chief Executive Officer
Cummins Inc.

Marita Zuraitis
President
The Hanover Insurance Group, Inc.
Property and Casualty Companies

Senior Officers

Will Miller
Chairman and Chief Executive Officer

Tom Washburn
Executive Vice President

Greg Ehlinger
Senior Vice President

Matt Souza
Senior Vice President

Commercial Banking

Bradley J. Kime President

Duncan Burdette Executive Vice President, Chief Credit Officer

Paul D. Freudenthaler Executive Vice President, Chief Financial Officer

Wallace W. Harris, Jr. President, Irwin Advisory Group

Kimberly A. Roerig Executive Vice President, U.S. Banking

Commercial Finance

Joseph R. LaLeggia President

Ana I. Andueza Senior Vice President, Chief Financial Officer

Mark L. Cannon Senior Vice President, Canadian Small Ticket

Gina Dimanis Vice President, Human Resources

Jim Messina Senior Vice President, U.S. Small Ticket

G. Robert Murphy Senior Vice President, Risk Management

John Rinaldi Senior Vice President, Franchise Finance

Kobert Smith Senior Vice President, Technology Finance

Home Equity Lending

Jocelyn Martin-Leano President

James Carney Senior Vice President, Credit Risk and Portfolio Management

Daniel H. Kuster Senior Vice President, Chief Financial Officer

Stephen A. Perkey Senior Vice President, Loan Production

Erik J. Sorensen Senior Vice President, Capital Markets

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. We are including this statement for purposes of invoking these safe harbor provisions.

Forward-looking statements are based on our expectations, estimates, projections, and assumptions. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance. In addition, our past results of operations do not necessarily indicate our future results. Words that convey our beliefs, views, expectations, assumptions, estimates, forecasts, outlook and projections or similar language, or that indicate events we believe could, would, should, may or will occur (or might not occur) or are likely (or unlikely) to occur, and similar expressions, are intended to identify forward-looking statements. These may include, among other things, statements and assumptions about:

- our projected revenues, earnings or earnings per share, as well as management's short-term and long-term performance goals;
- projected trends or potential changes in our asset quality, loan delinquencies, charge-offs, reserves, asset valuations, capital ratios or financial performance measures;
- our plans and strategies, including the expected results or costs and impact of implementing or changing such plans and strategies;
- the anticipated effects on results of operations or financial condition from recent developments or events; and
- any other statements, projections, or expressions that are not historical facts.

We qualify any forward-looking statements entirely by these cautionary factors.

Actual future results may differ materially from what is projected due to a variety of factors, including, but not limited to: potential changes in direction, volatility and relative movement (basis risk) of interest rates, which may affect consumer demand for our products and the management and success of our interest rate risk management strategies; competition from other financial service providers for experienced managers as well as for customers; staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our work force; the relative profitability of our lending operations; the valuation and management of our portfolios, including the use of external and internal modeling assumptions we embed in the valuation of those portfolios and short-term swings in valuation of such portfolios; borrowers' refinancing opportunities, which may affect the prepayment assumptions used in our valuation estimates and which may affect loan demand; unanticipated deterioration in the credit quality of our loan and lease assets, including deterioration resulting from the effects of natural disasters; unanticipated deterioration or changes in estimates of the carrying value of our other assets, including securities; difficulties in delivering products to the secondary market as planned; difficulties in expanding our businesses and obtaining funding sources as needed; changes in the value of our lines of business, subsidiaries, or companies in which we invest; changes in variable compensation plans related to the performance and valuation of lines of business where we tie compensation systems to line of business performance; unanticipated outcomes in litigation; legislative or regulatory changes, including changes in laws, rules or regulations that affect tax, consumer or commercial lending, corporate governance and disclosure requirements, and other laws, rules or regulations affecting the rights and responsibilities of our Corporation, bank or thrift; regulatory actions that impact our Corporation, bank or thrift, including the memorandum of understanding entered into as of March 1, 2007 between Irwin Union Bank and Trust and the Federal Reserve Bank of Chicago; changes in the interpretation of regulatory capital or other rules; the availability of resources to address changes in laws, rules or regulations or to respond to regulatory actions; changes in applicable accounting policies or principles or their application to our business or final audit adjustments, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods; the final outcome and implications of the sale and discontinuance of operations for our conventional mortgage banking segment; or governmental changes in monetary or fiscal policies.

We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent reports we file with the Securities and Exchange Commission.

Capital Securities (Publicly Traded)

Common Stock NYSE:IFC
Transfer Agent National City Bank
Contact Information 800-622-6757

IFC Capital Trust VI NYSE:IFCPrM
Transfer Agent US Bank Trust National Association
Contact Information 800-934-6802

Form 10-K

Copies of the Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission may be accessed electronically through the Internet at: www.irwinfinancial.com or contact:

Sue Elliott
Finance Department
Irwin Financial Corporation
P.O. Box 929
Columbus, Indiana 47202-0929

Certifications

Will Miller and Greg Ehlinger have provided certifications to the Securities and Exchange Commission as required by Section 302 of the Sarbanes-Oxley Act of 2002. These certifications are included as exhibits in the Corporation's Form 10-K for the year ended December 31, 2006.

As required by the New York Stock Exchange (NYSE), on May 1, 2006, Will Miller submitted his annual certification to the NYSE that stated he was not aware of any violation by the company of the NYSE corporate governance listing standards.

Irwin Financial Corporation is an equal opportunity employer.

 Printed on recycled paper

END